VATECH

TELEFAX

02 NOV 13 AM 10:05

An: To:	SEC	Datum: Date:	13.11.2002
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (Incl. this page):	3
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategie, Kommunikation und Investor Relations	Tel.: (+43/732) 6986 - 4319 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Presseinformation** **Filing Number 82-3910**		

SUPPL

Sehr geehrte Damen und Herren!

Beiliegend erhalten Sie die heutige Presseaussendung der VA Technologie AG.

Mit freundlichen Grüßen

02060309

Dr. Wolfgang Schwaiger
Strategie, Kommunikation und Investor Relations

Tel.Nr. [0043-732] 6986-9222
Fax-Nr. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

PROCESSED
DEC 1 7 2002
THOMSON FINANCIAL

P

VA TECH

Transmission & Distribution

PRESS RELEASE

VA TECH T&D Joint Venture in China to Start Production

VA TECH Transmission & Distribution (VA TECH T&D), one of the world's leading manufacturers of high voltage transmission and distribution systems and equipment, has formed a joint venture operation with Guangzhou Yue Xin Mechanical and Electrical Group Co. Ltd. in China.

The new company, to be known as VA TECH Transmission & Distribution (Guangzhou) Ltd., is headquartered in Guangzhou in Guangdong province in the south of China. The same location is also the business domicile of VA TECH ELIN Transformer Guangzhou, a successful transformer joint venture established in 1997. The two companies will take advantage of the existing customer synergies.

The new joint venture has been set up in order to service the enormous potential of the developing Chinese market. The range of services offered will include engineering, manufacture, supply, testing, installation, and commissioning of high voltage transmission and distribution systems up to 550 kV.

The first manufacturing project for a 110 kV switching system has been scheduled for December 2002.

As early as 1979 the first 220 kV switchgear was delivered to China with the first 500 kV GIS switching system to follow in 1988.

VA TECH T&D has already received special orders for thirteen 110 kV GIS bays of the same type which will be manufactured by the JV from Donguan and Shenyang power utilities. Once the joint venture has become fully operative, standard GIS bays will be supplied to utilities and industries not only in China but all over Asia.

For further information please contact:
Dr. Ursula Scheidl
Penzinger Strasse 76, Postfach 5, A-1141 Vienna
Tel.: 01/89100-2053, Fax: 01/89100-196
e-mail: ursula.scheidl@vatech-td.at

Dr. Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: 0732/6986-9222, Fax: 0732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VA TECH

Transmission & Distribution

Klaus Brenner, Chairman of the VA TECH T&D Board, commented: "This new joint venture, the only one of its kind in this high growth area of South China, will enable us to further extend our penetration of the rapidly developing market in the southern parts of China by bringing together our advanced high technology switchgear products and the extensive local expertise of our partner."

++++2002-11-13

VA TECH Transmission & Distribution, a group company of the listed VA Technologie AG, is a leading international supplier of electric power transmission and distribution systems. We offer integrated system solutions and cutting edge technology individually tailored to our customer's needs. The global network of subsidiaries guarantees fast and efficient on-site service for customers. In 2001 the group company, with 6,702 employees, achieved sales of approximately € 1,200 m.

This and other VA TECH and VA TECH Transmission & Distribution press releases are also available on the Internet: www.vatech.at and www.vatech-td.com

For further information please contact:
Dr. Ursula Scheidl
Penzinger Strasse 76, Postfach 5, A-1141 Vienna
Tel.: 01/89100-2053, Fax: 01/89100-196
e-mail: ursula.scheidl@vatech-td.at

Dr. Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: 0732/6986-9222, Fax: 0732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at